SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         for the month of May, 1999


                                    PETROFINA
                 (Translation of registrant's name into English)


                              52 Rue de l'Industrie
                                 B-1040 Brussels
                                     Belgium
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                              Form 20-F X Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                    Yes      No X


                  If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

PETROFINA
--------------------------------------------------------------------------------

PetroFina S.A.
Public Relations and Communication
----------------------------------

                                  PRESS RELEASE

17/05/1999

ANNUAL GENERAL MEETING OF PETROFINA - 17TH MAY 99

Monsieur Cornelis's speech to the Annual General Meeting of PetroFina Brussels, 17 May 1999


Ladies, Gentlemen and fellow shareholders

1998, like 1986, has been a year in which we have seen the price of crude oil plummet to the lowest level for 25 years. This has reduced the cash flows from production and limited exploration for all oil producers. On the other hand, refining has benefited from these lower prices and continued the upward trend of the past three years. Petrochemicals have remained in the downward trend of a cycle that should return to the growth phase next year. The major trends are as follows:

* An overall reduction in the resources allocated to exploration in favour of investment in production in countries whose reserves are cheaper to produce. However, this move is made easier by increased opening up in producing countries.

* The introduction of stricter specifications on fuels from 2000 onwards, car manufacturers have committed themselves to reduce CO2 emissions by 25% between now and 2008. To succeed they are relying on the implementation of new engine technologies and on reductions in the sulphurs, aromatics and olefins contained in fuels. These reductions will generate new investments and more sophisticated refining technologies.

* Increasing levels of integration between refining and petrochemicals, driven by industrial logic and the growth in polymers, resulting in oil companies to rank as of the world's largest chemical producers.

Although 1998 has made a dent in the results of the major oil companies, it has been relatively favourable for PetroFina and has enabled us to report our best recurrent consolidated profits of over 22 billion with accounting profit at 19 billion. These results are in line with our objectives and reflect, above all, an excellent operational performance.

Once again, our exploration efforts have substituted the reserves of hydrocarbons produced or sold during the year. Our new reserves come from Girassol in block 17 in Angola, and from Tempa Rossa in Italy (these will come into production in 2001), in addition to Maben and McAllen Phar in the United States. Three other discoveries in block 17 (Rosa, Dahlia and Lirio) will enhance our future reserves. Our acreage has grown in Alaska, the Gulf of Mexico and in the deep Angolan offshore. Our only disappointment has been our production levels, which fell from 88 to 82 million barrels during the year, due to problems encountered in starting up Ekofisk II and Badami.

Once again, our refinery operation has beaten its own records to bring the Group's capacity up to almost 700,000 barrels a day. The results achieved by our refineries were remarkable in every respect, confirming that our refining activities could contribute significantly to our results and generate growth.

We managed to extend this growth into the European network, where sales leapt by 6.5%. The expertise of our sales teams has been confirmed, as have their choices of colours, location and architecture.

Our petrochemical activities have benefited from the bottlenecking in the naphtha cracker 3 and polyethylene facilities at Antwerp, and the start-ups of Laporte PP9 and Bayport 2.

In association with BASF, we began construction of the world's largest steam cracker on the site at Port Arthur. The result will be the seamless integration of the Port Arthur refinery with the Houston polymer plant.

In Belgium, we began engineering works on the third polypropylene line at Feluy; an installation that will confirm the position of this site as Europe's number
1. Its start-up is planned for 2001.

The PetroFina plan included doubling our monomer and polymer capacities between 1992 and 2002, retaining our world-class manufacturing structure and succeeding in our research work to develop new catalysts. Our research partnership with Solvay should contribute towards the achievement of this objective and accelerate the development of new products based on metallocene catalysers.

The PetroFina balance sheet has not changed significantly. The profit and loss account, on the other hand, reflects the fall in raw materials, which in turn resulted in lower turnover and a depressed level of operating profit.

This fall can be noticed mainly in the upstream sector and in the lower stock values of the downstream sector. It is compensated for by substantial reduction in taxation. The net accounting profit is therefore set at 20 euro per share.

The recurrent cash flow for 1998 rose to 1,425 million euro and helped to finance an investment programme of 1,256 million euro and the payment of a dividend of 267 million euro.

Group shareholder equity has now risen to 4 billion euro, i.e. 170 euro per share with the fixed assets at 6,100 million euro.

Our financial debt increased by 220 million euro and stood, at the year end, at 2,458 million euro, 74% of which is denominated in US dollars. Our gearing ratio of 38% enables us to retain our single A rating. The increase in financial debt relates to the purchase of minority shareholders in Fina, Inc. which has enabled us to integrate all our American operations into a global vision and to reorganise ourselves in product lines.

The figure for capital employed  amounted to 6,400 million euro, broken down as:
25% upstream, 45% downstream, 25% petrochemicals and 5% paints.

We hope to contribute these assets and our expertise to TOTAL in order to create TOTAL FINA, the world's fifth largest oil group, sharing new ambitions and a new strategy. The strategy of TOTAL FINA is focused on more growth in the upstream sector than in all other sectors, resulting in the capital employed being applied in the following proportions by 2005: 50% upstream, 30% downstream and 20% chemicals. Overall growth between 1998 and 2005 should be approximately 40%.

In terms of exploration, the reserves owned by the new Group make it number three in Europe, with around 6 billion barrels equivalent, which represents over 15 years of production at 1998 rates.

TOTAL FINA's production capacity benefits from its good geographical balance, based on two priority areas: Europe, accounting for 31% of production (with more than half being contributed by PetroFina) and the Middle East, accounting for 30%. These key areas are followed by South East Asia with 14%, (mainly gas-based production), South America with 11% (mainly from oil) and finally, North America with 5%. One third of the production takes place in the OECD zone, with two-thirds in emerging countries. This balance spreads, and therefore reduces, the political risk.

Increased production levels will be supported by the size of our reserves.  From
1.06 million barrels equivalent per day in 1998, the figure should increase by 18% over the two years, 1999 and 2000. Our production forecasts show 1.5 million barrels equivalent per day by 2005, 90% of which is already guaranteed by the Group's current reserves.

Our principal development plans concern Norway (Haltenbanken), Venezuela (where very heavy crude will be extracted from horizontal wells and processed by hydro-processing and coking into good quality light oil), Bolivia (where sizeable gas reserves have been found) and Argentina (where significant gas reserves have been found offshore Tierra del Fuego). In Africa, the positions held by TOTAL and PetroFina complement each other particularly well in Angola, where the new group will retain major resources in the deep offshore (blocks 14 and 17); resources that will come into production by the end of this year. The Group's key projects in the Middle East are located in Iran, Iraq and Yemen. In the Caspian Sea, we will evaluate the potential of giant structures in Kazakhstan and Azerbaijan. Activity will continue in the Far East with the development of gas reserves in Indonesia. All these projects will only be developed if they can be guaranteed to return profit at USD 10 per barrel.

In refining and distribution, the strengths of TOTAL and PetroFina complement each other well in Europe. The new Group will have two of Europe's five largest refineries; in Antwerp and Gonfreville in Normandy. Our presence in four regional refining centres (Immingham, Provence-Rome, Normandy and the three refineries of the North) will multiply our swap opportunities, thus reducing the investments required to meet future environmental standards.

In marketing, both companies were looking for market shares to ensure their competitive positions in Europe and had developed logistics systems that are partially independent. Following the merger, the new Group will hold more than a 10% market share in its key markets: France, the UK, Belgium, the Netherlands, Luxembourg, Western Germany and large parts of Italy and Spain. Clearly, this position will strengthen our competitive position and make us market leaders in Belgium, Luxembourg and France.

In chemicals, the merger gives us wealth of diverse opportunities in three major sectors:

- the PetroFina petrochemicals activity, the quality of which I need hardly remind you about. This activity benefits from world class production sites, from competitive productions and from highly-differentiated products; this ensures an excellent profitability in the average of the economic cycle

- rubber processing by the Hutchinson company who benefits from a sustained growth

- coating chemicals, whose development could be further strengthened by the acquisition of complementary businesses to enlarge the scope of business.

The purchase of the shares held by the minority shareholders of Kalon enables us to merge it with Sigma Coatings to create an extremely powerful group of commercial and industrial paints ranking number 2 in European decorative paints, and with worldwide positions in the marine and industrial paints.

TOTAL FINA will continue the dividends policy pursued by TOTAL in recent years, i.e. a distribution based on 50% of net profit (on average), excluding non-recurring items.

The provisional 1998 turnover figure for TOTAL FINA is 35 billion euro, with net profit of 1.56 billion euro. This figure represents a fall of just 8% over 1997, compared to an average fall of 30% amongst all oil companies. Both companies have therefore reacted well to deteriorating economic conditions. Profit per share for the group TOTAL FINA has risen to 4.49 euro; a figure calculated on the basis of the total number of shares resulting from a successful public exchange offer.

We will pursue ambitious programmes to improve Group performance, aiming both at growth and productivity gains. Our objective is to improve operating profit by
1.2 billion euro over 3
years, through growth in our various industry sectors, through productivity gains and through synergies emerging from the merger.

We should be able to improve the return on equity significantly, increasing it from the 1998 level of 12% to 15% in 2003, based on prudent hypotheses about our commercial environment: crude oil at 13 to 16 dollars a barrel, refining margins of 12 to 15 dollars a ton and a dollar exchange rate between 1.10 and 1.20 euro.

In summary, the success of the merger between TOTAL and PetroFina relies on growth in the company's three key sectors and the talent and motivation of the people in the business.

- In exploration and production, our growth forecasts of around 7% are probably more promising than our competitors'.

- Refining and marketing will benefit from increased market share, inter-company synergies in Europe, and the development of our network in emerging markets.

- The growth of our chemicals activities will be supported by growth in polymers, the speciality chemicals sector, and through internal growth and acquisitions.

We have all done our utmost for PetroFina's success and I would like to thank all our staff for their loyalty, fighting spirit and the expertise they have demonstrated in the redeployment of your company. Its devotion to PetroFina has not refrained it from committing itself to the TOTAL FINA merger with will and determination. It has shown that it will bring its expertise and devotion. We wish them to be very successful in the new group. I would also like to thank those shareholders who have supported me through the nine years in which it has been my privilege and pleasure to chair the Management. Any change is difficult and distressing: our future is full of promises and perspectives; the current transition is operating smoothly and reflects the will to creating a world-class European company dedicated to growth, technology and progress.

Thank you for your attention.

17/05/1999
Annual General Meeting of PetroFina - 17th May 99

BARON FRERE'S SPEECH TO THE ANNUAL GENERAL MEETING OF PETROFINA

BRUSSELS, 17 MAY 1999


Ladies, Gentlemen and fellow shareholders,

1998 will always be remembered as the year of TOTAL FINA. After 77 years of independence in which epic tales, failure, success, despair and pride have all played a part, PetroFina has now changed course dramatically and is looking towards a very different future within a much wider, more international and more diverse framework.

The merger of TOTAL and PetroFina is certainly not unique:1998 was a year of unprecedented merger activity, in which the European Commission's Directorate General for Competition dealt with 250 referrals - four times the average total for previous years. This flurry of activity is undoubtedly the result of the creation of the single European market and the introduction of the euro.

This phenomenon has also come about as a result of market valuations that discriminate in favour of large companies. The market sees these as less sensitive to market fluctuations and better equipped to take advantage of world growth in all its diversity and complexity.

These trends have been particularly extreme in the oil industry, illustrated by the mergers of BP-AMOCO-ARCO and EXXON-MOBIL.

These moves are explained by the twin desires of today's oil companies: to gain the financial strength and the technological fiscal assets which position them strongly for future major projects in the Middle East and to reduce costs to cope with a present, and perhaps a future, in which prices remain stable in real terms.

Given these commercial circumstances, your board decided to respond favourably to TOTAL's offer to pool the resources of both companies.

The TOTAL FINA merger presents 4 major attractions:

- to increase the valuation of PetroFina to a level it would have been difficult to achieve from a stand-alone position

- the opportunity to create the world's 5th largest oil group in an industry undergoing major restructuring

- strong growth in the exploration and production sector

- the ability to exploit substantial synergies in the downstream sector and in paints.

The terms of the offer - 4.5 TOTAL shares (pre-dividend) for each PetroFina share (post-dividend) - seem reasonable to us. The equity opinion given by JP Morgan and Paribas supports our analysis on 4 key points:

- The premium paid by TOTAL is, in accordance with the criteria and reference periods, between 40% and 58% - higher than those paid in other industry mergers.

- The 30% share of the new company allocated to existing PetroFina shareholders is a fair reflection of contribution made by PetroFina to the new business.

- This 30% share is in keeping with the analyses made of the net asset values of the 2 companies.

- The exchange ratio enables the dividends, profit and cash flow per share of the two companies to converge.

This offer is recommended by your Board, which is in favour of the merger because of the advantages it offers to shareholders and the future prospects it offers our employees. Your Board has elected to stand down at the end of this meeting in the belief that its mission is accomplished. You will be invited later to vote on the appointment of a new Board of Directors, more representative of PetroFina's new shareholding structure. Before that,
M. Cornelis, Managing Director of PetroFina and Vice President of the TOTAL FINA Executive Committee, will summarise the main trends of 1998 for you and will talk about the future prospects for TOTAL FINA.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PETROFINA



Date:   MAY 28, 1999                            By:   /s/   Francois Vincke
        -----------------                          ---------------------------
                                                    Name:  Francois Vincke
                                                    Title: Secretary General